Exhibit (a)(1)(h)

FORM OF NOTICE OF ACCEPTANCE OF

OPTIONS FOR AMENDMENT

CEC Entertainment, Inc. hereby accepts all of the Eligible Options properly tendered for amendment with respect to which eligible employees have elected to participate in the Offer. Enclosed you will find your Amendment to Stock Option Agreement with an Exhibit setting forth the option grant date, the number of options amended and the new exercise price per share.

YOU MUST SIGN AND DATE THE AGREEMENT AND RETURN IT PROMPTLY BY EMAIL, FACSIMILE, OR HAND-DELIVERY TO:

Thomas W. Oliver

CEC Entertainment, Inc.

4441 West Airport Freeway, Irving, Texas 75062

Phone: (972) 258-5499

Fax: (972) 258-4589

Your Eligible Options will not be amended until we have received your signed amendment. Once we have received and processed your amendment, we will notify you of any additional steps necessary to exercise your vested Amended Options.